November 15, 2023	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549 Attn: Mr. Christopher R. Bellacicco

Re:	SP Funds S&P Sharia Global Technology ETF SP Funds S&P World ETF Registration Statement on Form N-1A File Nos. 333-274015 and 811-23893

Dear Mr. Bellacicco:

On behalf of the registrant, SP Funds Trust (the “Registrant”), we are responding to the Staff’s comments in regards to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (the “Registration Statement”). For convenience, the comments are restated below, with the response immediately following. In addition, this filing reflects the completion of all missing information in the Registration Statement and the fling of all remaining exhibits.

PROSPECTUS

Fees and Expenses of the Funds – Prospectus Summary for each Fund

1.	Please add an additional line item with respect to Acquired Fund Fees and Expenses (“AFFE”) or confirm such amounts are expected to be less than .01%.

RESPONSE: Registrant confirms that AFFE for each Fund is expected to be less than .01%.

Principal Investment Strategies – Prospectus Summary for each Fund

2.	Please confirm whether investments in other investment companies is a principal investment strategy of the Funds.

RESPONSE: Registrant confirms that investment in other investment companies is not a principal investment strategy of the Funds.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Very truly yours,

/s/	Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

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